September 13, 2019

Ryan Garland
Manager
Paradyme Equities, LLC
29465 Ridgeline Court
Temecula, CA 92590

       Re: Paradyme Equities, LLC
           Amendment No. 1 to Offering Statement on Form 1-A
           Filed August 22, 2019
           File No. 024-11042

Dear Mr. Garland:

      We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 12, 2019 letter.

Form 1-A Amendment filed August 22, 2019

Use of Proceeds, page 32

1. We note your revised table on page 33 where you indicate the minimum offering is
      $1,000,000. However, we also note that throughout the offering circular you refer to the minimum offering as $500,000. Please revise the table and the rest of your filing for consistency where necessary.
General

2. We note your revised disclosure, and we reissue comment 3. We note your disclosure on page 3 that subscribers are bound by the dispute resolution procedures, including mandatory arbitration, and that these dispute resolution procedures do not apply to claims
 Ryan Garland
Paradyme Equities, LLC
September 13, 2019
Page 2
         under the federal securities laws. Please revise your operating agreement and subscription agreement to state that such dispute resolution procedures, including mandatory arbitration, do not apply to any claims under the federal securities laws and the rules and regulations thereunder.
3. We continue to note disclosure regarding the 8% preferred return, including on pages 1 and 8. Given your lack of assets and operating history, please tell us why you believe this disclosure is appropriate and how you determined that this number has a reasonable basis.
         Alternatively, please remove this disclosure. Refer to Part II(b) of Form 1-A.
        You may contact William Demarest at 202-551-3432 or Robert Telewicz at 202-551-
3438 if you have questions regarding comments on the financial statements and related matters. Please contact Josh Lobert at 202-551-7150 or Jennifer Gowetski at 202-551-3401 with any other questions.



                                                              Sincerely,
FirstName LastNameRyan Garland
                                                              Division of
Corporation Finance
Comapany NameParadyme Equities, LLC
                                                              Office of Real
Estate and
September 13, 2019 Page 2                                     Commodities
FirstName LastName